UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 34)*

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

1275 Market Street

San Francisco, CA 94103

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 16 Pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 16 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 816,789 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 751,000 shares of Class A Common Stock and 36,318,356 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 816,789 shares of Class A Common Stock and 42,632,210 shares of Class B Common Stock (1)(4)
	10.	Shared dispositive power 751,000 shares of Class A Common Stock (1)(5)
11.	Aggregate amount beneficially owned by each reporting person 1,567,789 shares of Class A Common Stock and 42,632,210 shares of Class B Common Stock (1)(3)(4)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.7% (1)(6)(7)(8)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of 816,789 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund, a California nonprofit public benefit corporation and a private foundation within the meaning of section 509(a) of the Internal Revenue Code (the “Dolby Family Fund”). Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 751,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation (the “Dagmar Dolby Fund”), (ii) 24,932,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iii) 11,386,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has shared dispositive and voting power over all shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with disposition and voting decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Consists of (i) 816,789 shares of Class A Common Stock held of record by the Dolby Family Fund, (ii) 24,932,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iii) 11,386,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (iv) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (v) 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (vi) 1,040,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), (vii) 0 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B, dated March 23, 2016 (the “Dagmar Dolby 2016 Trust B”), (viii) 2,712,400 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB, dated March 23, 2016 (the “Dagmar Dolby 2016 Trust BB”), and (ix) 1,937,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB, dated May 25, 2017 (the “Dagmar Dolby 2017 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Dagmar Dolby 2016 Trust B, the Dagmar Dolby 2016 Trust BB and the Dagmar Dolby 2017 Trust BB. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, the Ray Dolby 2002 Trust A. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Dagmar Dolby 2016 Trust B, the Dagmar Dolby 2016 Trust BB and the Dagmar Dolby 2017 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(5)	Consists of 751,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund. Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has shared dispositive and voting power over all shares of Class A Common Stock held of record by the Dagmar Dolby Fund, with disposition and voting decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(6)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dagmar Dolby is 42.7%. Dagmar Dolby’s percentage ownership of Class B Common Stock is 99.8%.
(7)	The shares represented in Row 11 represent 87.7% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 74.7% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(8)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 3 of 16 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 24,932,162 shares of Class B Common Stock (9)(10)
	9.	Sole dispositive power 24,932,162 shares of Class B Common Stock (9)(10)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 24,932,162 shares of Class B Common Stock (9)(10)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.1% (9)(11)(12)(13)
14.	Type of reporting person (see instructions) OO

(9)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(10)	Consists of 24,932,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(11)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Marital Trust is 29.1%. The Marital Trust’s percentage ownership of Class B Common Stock is 58.3%.
(12)	Represents 51.1% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(13)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 16 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 11,386,194 shares of Class B Common Stock (14)(15)
	9.	Sole dispositive power 11,386,194 shares of Class B Common Stock (14)(15)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 11,386,194 shares of Class B Common Stock (14)(15)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.0% (14)(16)(17)(18)
14.	Type of reporting person (see instructions) OO

(14)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(15)	Consists of 11,386,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(16)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby Trust is 15.8%. The Dagmar Dolby Trust’s percentage ownership of Class B Common Stock is 26.6%.
(17)	Represents 23.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(18)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 5 of 16 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 160,592 shares of Class B Common Stock (19)(20)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 160,592 shares of Class B Common Stock (19)(20)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (19)(21)(22)(23)
14.	Type of reporting person (see instructions) OO

(19)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(20)	Consists of 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(21)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust A is 0.3%. The Ray Dolby 2002 Trust A’s percentage ownership of Class B Common Stock is 0.4%.
(22)	Represents 0.3% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(23)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 16 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 463,262 shares of Class B Common Stock (24)(25)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 463,262 shares of Class B Common Stock (24)(25)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.4% (24)(26)(27)(28)
14.	Type of reporting person (see instructions) OO

(24)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(25)	Consists of 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(26)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust B is 0.8%. The Ray Dolby 2002 Trust B’s percentage ownership of Class B Common Stock is 1.1%.
(27)	Represents 0.9% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(28)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 7 of 16 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 1,040,000 shares of Class B Common Stock (29)(30)
	9.	Sole dispositive power None
	10.	Shared dispositive power 1,040,000 shares of Class B Common Stock (29)(30)
11.	Aggregate amount beneficially owned by each reporting person 1,040,000 shares of Class B Common Stock (29)(30)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.0% (29)(31)(32)(33)
14.	Type of reporting person (see instructions) OO

(29)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(30)	Consists of 1,040,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(31)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Family LLC is 1.7%. The Family LLC’s percentage ownership of Class B Common Stock is 2.4%.
(32)	Represents 2.1% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(33)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 16 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B dated March 23, 2016
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power None (34)(35)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person None (34)(35)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (36)
14.	Type of reporting person (see instructions) OO

(34)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(35)	To consist of between 0 and 2,712,400 shares of Class B Common Stock, which will be held of record by the Dagmar Dolby 2016 Trust B upon completion of the March 2018 GRAT Distribution, as defined and described in Item 4 (the paragraph in Item 4 containing such description is incorporated herein by reference). David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2016 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2016 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2016 Trust B.
(36)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 9 of 16 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB dated March 23, 2016
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,712,400 shares of Class B Common Stock (37)(38)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,712,400 shares of Class B Common Stock (37)(38)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6% (37)(39)(40)(41)
14.	Type of reporting person (see instructions) OO

(37)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(38)	Consists of 2,712,400 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB, all of which will be transferred to Dagmar Dolby and/or the Dagmar Dolby 2016 Trust B upon completion of the March 2018 Annuity Payment and the March 2018 GRAT Distribution, each as defined and described in Item 4 (the paragraph in Item 4 containing such description is incorporated herein by reference). David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2016 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2016 Trust BB.
(39)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby 2016 Trust BB is 4.3%. The Dagmar Dolby 2016 Trust BB’s percentage ownership of Class B Common Stock is 6.3%.
(40)	Represents 5.6% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(41)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 16 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB dated May 25, 2017
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,937,600 shares of Class B Common Stock (42)(43)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,937,600 shares of Class B Common Stock (42)(43)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9% (42)(44)(45)(46)
14.	Type of reporting person (see instructions) OO

(42)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(43)	Consists of 1,937,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2017 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2017 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2017 Trust BB.
(44)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby 2017 Trust BB is 3.1%. The Dagmar Dolby 2017 Trust BB’s percentage ownership of Class B Common Stock is 4.5%.
(45)	Represents 4.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(46)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 11 of 16 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 680,592 shares of Class B Common Stock (47)(48)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 680,592 shares of Class B Common Stock (47)(48)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7% (47)(49)(50)(51)
14.	Type of reporting person (see instructions) IN

(47)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(48)	Consists of (i) 160,592 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, and (ii) 520,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, the Ray Dolby 2002 Trust A. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and Thomas E. Dolby has sole power to direct the voting of 50% of the 1,040,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(49)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Thomas E. Dolby is 1.1%. Thomas E. Dolby’s percentage ownership of Class B Common Stock is 1.6%.
(50)	Represents 1.4% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(51)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 16 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 62,435 shares of Class A Common Stock and 5,633,262 shares of Class B Common Stock (52)(53)
	8.	Shared voting power 36,318,356 shares of Class B Common Stock (52)(54)
	9.	Sole dispositive power 62,435 shares of Class A Common Stock (52)(55)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 62,435 shares of Class A Common Stock and 41,951,618 shares of Class B Common Stock (52)(53)(54)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 40.6% (52)(56)(57)(58)
14.	Type of reporting person (see instructions) IN

(52)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(53)	Consists of (i) 61,150 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 1,285 shares of Class A Common Stock that are exercisable within 60 days after February 27, 2018, (iii) 463,262 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 520,000 shares of Class B Common Stock held of record by the Family LLC, (v) 0 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B, (vi) 2,712,400 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB, and (vii) 1,937,600 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Dagmar Dolby 2016 Trust B, the Dagmar Dolby 2016 Trust BB and the Dagmar Dolby 2017 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Dagmar Dolby 2016 Trust B, the Dagmar Dolby 2016 Trust BB and the Dagmar Dolby 2017 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and David E. Dolby has sole power to direct the voting of 50% of the 1,040,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(54)	Consists of (i) 24,932,162 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 11,386,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(55)	Consists of (i) 61,150 shares of Class A Common Stock held of record by David E. Dolby, and (ii) stock options held of record by David E. Dolby to purchase up to 1,285 shares of Class A Common Stock that are exercisable within 60 days after February 27, 2018.
(56)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by David E. Dolby is 40.9%. David E. Dolby’s percentage ownership of Class B Common Stock is 98.2%.
(57)	Represents 86.0% of the total outstanding voting power of the Class A Common Stock and Class B Common Stock.
(58)	Based on 60,791,241 shares of Class A Common Stock and 42,733,597 shares of Class B Common Stock outstanding on January 26, 2018.

Page 13 of 16 Pages

Explanatory Note:

This Amendment No. 34 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, Amendment No. 9 thereto filed with the Commission on March 10, 2014, Amendment No. 10 thereto filed with the Commission on August 22, 2014, Amendment No. 11 thereto filed with the Commission on September 11, 2014, Amendment No. 12 thereto filed with the Commission on October 14, 2014, Amendment No. 13 thereto filed with the Commission on February 27, 2015, Amendment No. 14 thereto filed with the Commission on April 29, 2015, Amendment No. 15 thereto filed with the Commission on November 2, 2015, Amendment No. 16 thereto filed with the Commission on December 29, 2015, Amendment No. 17 thereto filed with the Commission on February 16, 2016, Amendment No. 18 thereto filed with the Commission on March 1, 2016, Amendment No. 19 thereto filed with the Commission on March 15, 2016, Amendment No. 20 thereto filed with the Commission on March 24, 2016, Amendment No. 21 thereto filed with the Commission on May 13, 2016, Amendment No. 22 thereto filed with the Commission on June 10, 2016, Amendment No. 23 thereto filed with the Commission on August 16, 2016, Amendment No. 24 thereto filed with the Commission on August 29, 2016, Amendment No. 25 thereto filed with the Commission on September 13, 2016, Amendment No. 26 thereto filed with the Commission on November 7, 2016, Amendment No. 27 thereto filed with the Commission on December 19, 2016, Amendment No. 28 thereto filed with the Commission on May 16, 2017, Amendment No. 29 thereto filed with the Commission on May 26, 2017, Amendment No. 30 thereto filed with the Commission on August 7, 2017, Amendment No. 31 thereto filed with the Commission on August 18, 2017, Amendment No. 32 thereto filed with the Commission on August 31, 2017 and Amendment No. 33 filed with the Commission on January 10, 2018. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Marital Trust, (v) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (viii) the Family LLC, (ix) Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust B, (x) Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB, and (xi) Dagmar Dolby, as Trustee of the Dagmar Dolby 2017 Trust BB (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 2. Identity and Background.

Subsections (a), (c) and (f) of Item 2 of the Statement are amended and restated in their entirety to read in full as follows:

Dagmar Dolby is the widow of Ray Dolby, the former Founder and Director Emeritus of the Company, and serves as the Trustee of each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Dagmar Dolby 2016 Trust B, the Dagmar Dolby 2016 Trust BB and the Dagmar Dolby 2017 Trust BB. The Marital Trust and the Dagmar Dolby Trust are formed under the Dolby Family Trust Instrument dated May 7, 1999, and each such trust was formed for tax and estate planning purposes as a result of the death of Ray Dolby on September 12, 2013. Each of the Dagmar Dolby 2016 Trust BB and the Dagmar Dolby 2017 Trust BB is a grantor retained annuity trust (“GRAT”) established by Dagmar Dolby. Dagmar Dolby is a U.S. citizen and each of the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Dagmar Dolby 2016 Trust B, the Dagmar Dolby 2016 Trust BB and the Dagmar Dolby 2017 Trust BB is established under the laws of the State of California.

Thomas E. Dolby, Dagmar Dolby’s son, is a writer and serves as the Special Trustee of, and has sole power to direct the voting of the shares held of record by, the Ray Dolby 2002 Trust A.

David E. Dolby, Dagmar Dolby’s son, is a director of the Company and serves as a Managing Director of Dolby Family Ventures, an early-stage venture firm not affiliated with the Company. David E. Dolby serves as the Special Trustee of, and shares voting power with Dagmar Dolby as to the shares held of record by, each of the Marital Trust and the Dagmar Dolby Trust. David E. Dolby serves as the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Dagmar Dolby 2016 Trust B, the Dagmar Dolby 2016 Trust BB and the Dagmar Dolby 2017 Trust BB.

The Family LLC is a limited liability company formed under the laws of the State of Delaware, of which Dagmar Dolby is the Manager with sole dispositive power as to the shares held of record by the Family LLC and each of Thomas E. Dolby and David E. Dolby are Special Managers with sole power to direct the voting of 50% of the shares held of record by the Family LLC.

Page 14 of 16 Pages

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended by adding the following at the end thereof:

On various dates in January 2018, the Dagmar Dolby Fund gifted an aggregate of 75,000 shares of Class A Common Stock to an unaffiliated third-party charity (such gifts, the “DDF January 2018 Gifts”).

On February 27, 2018, each of the Dagmar Dolby Trust and the Dagmar Dolby 2016 Trust B adopted a Rule 10b5-1 trading plan (collectively, the “2018 Trading Plans”). The 2018 Trading Plans were established as part of each such trust’s investment strategies for asset diversification and liquidity over time. The 2018 Trading Plans were adopted during an “open window” in accordance with guidelines specified by Rule 10b5-1 under the Act and as permitted by the Company’s insider trading policy. An aggregate of up to 2,600,000 shares of Class A Common Stock could be sold under all of the 2018 Trading Plans collectively. Each 2018 Trading Plan establishes predetermined trading parameters that, among other things, do not permit the party or parties that adopted the applicable 2018 Trading Plan to exercise subsequent influence over how, when or whether to effect trades thereunder. Pursuant to the terms of each 2018 Trading Plan, sales thereunder are permitted to commence in April or May 2018, will be based upon pre-established stock price thresholds, will be subject to daily volume limits, and will continue until the earlier of April 2019 or the sale of the maximum number of shares as set forth in each such 2018 Trading Plan.

As a GRAT established by Dagmar Dolby, the Dagmar Dolby 2016 Trust BB makes annual annuity payments to Dagmar Dolby in accordance with the terms of the Dagmar Dolby 2016 Trust BB’s trust instrument, with the final such annuity payment to be made in March 2018 (the “March 2018 Annuity Payment”). Following the March 2018 Annuity Payment, the Dagmar Dolby 2016 Trust BB will terminate and distribute all remaining property held by such trust to the Dagmar Dolby 2016 Trust B, also in accordance with the terms of the Dagmar Dolby 2016 Trust BB’s trust instrument, with such distribution to also be made in March 2018 (the “March 2018 GRAT Distribution”). The value of the March 2018 Annuity Payment and the apportionment of such value among the various kinds of property held by the Dagmar Dolby 2016 Trust BB, including the 2,712,400 shares of Class B Common Stock held by such trust, are pre-established; however, the number of shares Class B Common Stock that constitutes the pre-established value of the March 2018 Annuity Payment to be comprised of Class B Common Stock will be based on the market price of the Class A Common Stock on the date the March 2018 Annuity Payment is made. As a result, the number of shares to be paid to Dagmar Dolby in the March 2018 Annuity Payment and the number of shares to be distributed to the Dagmar Dolby 2016 Trust B in the March 2018 GRAT Distribution are not determinable as of the date of this Amendment, and accordingly all such shares continue to be reported herein as beneficially owned by the Dagmar Dolby 2016 Trust BB.

Item 5. Interest in Securities of the Issuer.

Subsection (c) and of Item 5 of the Statement is amended and restated in its entirety to read in full as follows:

(c) The information set forth in Item 4 regarding the DDF January 2018 Gifts is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended by adding the following at the end thereof:

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (filed herewith).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6	Power of Page 2 of 16 Pages Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Page 15 of 16 Pages

Exhibit 9:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Dagmar Dolby 2016 Trust BB (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed with the Commission on March 24, 2016).

Exhibit 11:	Power of Attorney – Dagmar Dolby 2017 Trust BB (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed with the Commission on May 26, 2017).

Exhibit 12:	Power of Attorney – Dagmar Dolby 2016 Trust B (filed herewith).

Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 28, 2018.

DAGMAR DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAGMAR DOLBY 2016 TRUST B DATED MARCH 23, 2016		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2016 TRUST BB DATED MARCH 23, 2016		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Manager

DAGMAR DOLBY 2017 TRUST BB DATED MAY 25, 2017

By:	*
Name: Dagmar Dolby
Title: Trustee

		*By:	/s/ Patrick McCabe
Patrick McCabe, on behalf of Shartsis Friese LLP,
as Attorney-in-Fact